Geological AND
geochemical Report On the
RITZ mineral Claims

Northing 5566000 m
Easting 538000 m
Longitude 122(0)27'20" W Latitude 50(0)15' 30"N
UTM Zone 10
Map Sheets M092J0 1W, 8W
Lillooet Mining Division

For
Twin Ventures Ltd.
6418 NE Agate Beach Lane
Bainbridge Island, Washington
USA
98110-1000

Geologist
Laurence Stephenson, P.Eng.
Date: January, 2003
RITZ claims PAGE 2

Table Of Contents                                                       Page

List Of Figures ...........................................................3
1.  Summary................................................................4
2.  INTRODUCTION...........................................................6
2.1 Disclaimer.............................................................6
3.  Property Description And Location......................................7
4.  Access, Climate, and Physiography, Local Resources and
Infrastructure............................................................10
5. Property History.......................................................12
6. Geochemical and Geological Setting.....................................13

7. Regional Geophysics....................................................15
7.1 Geophysics of Claims..................................................15

8. Recent Exploration Work................................................17
9. Satellite Interpretation...............................................18
10. Conclusions...........................................................19
11. Recommendations for Exploration.......................................20
12. BUDGET................................................................21
Budget - Phase I .........................................................21
Budget - Phase II ........................................................21
Phase III ................................................................22
Budget - Phase III .......................................................22
13. Statement Of Qualifications ..........................................23
14. References............................................................24
Appendix I: Rock Sample descriptions .....................................25
Appendix II: Analytical Results ..........................................27
RITZ claims PAGE 3
List Of Figures
Following Page
Figure 1. Location Map ..................................................-7-
Figure 2. Claim Map .....................................................-8-
Figure 3. Regional Geology ..............................................14-
Figure 4. Regional Geophysics............................................15-
Figure 5. Sample Location Map.. .........................................17-
Figure 6. Satellite Imagery: Structural Analysis ........................18-
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

1. Summary

The Pacific Nickel Mine located in Southwestern BC near Hope was a very significant producer of copper and nickel from an ultramafic intrusive geologic environment. As one of the largest Canadian sources of these metals outside of Sudbury, Ontario and Thompson, Manitoba, the lack of exploration in this area makes it a unique, underdeveloped mineral belt requiring a concerted exploration program that should include geological mapping; silt, soil and rock sampling, thin section analysis, and airborne geophysics followed by diamond drilling should results warrant.

There is tremendous similarity and coincident features in the rock types and geophysical imprint between the geology of the Pacific Nickel Mine area and the ultramafic belt extending to the northwest. It is evident from the public and private record that this belt has not been subjected to detailed recent exploration until now with numerous exploration companies initiating large scale programs specifically in the southern half of the belt. A private BC company, 606896 BC Ltd., has acquired much of the southern portion of the belt over the past 3 years and area activity has increased considerably. Twin Ventures Ltd. has acquired the Ritz property from a prospector based on a consultant's recommendations. It is centred in a well mineralised region and based on initial results may represent a new discovery target.

Research into the mine area itself has provided some excellent exploration features that should be looked for on the unexplored area. The initial prospecting work has already identified mineralized zones and structure and has revealed new areas of ultramafic rocks (pyroxenite, hornblendite) with disseminated pyrrhotite, pyrite and chalcopyrite. Distinctive faulting features were noted.

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Initial rock geochemical samples provided anomalous values and a chemistry consistent with Ni-Cu mineralization. As well, mineralization discovered to date suggests a conductivity that will enable advanced airborne geophysical surveying to complement the geological investigation of this mineral belt. Geologic mapping of the rock units and silt sampling will provide an initial first pass identifying favourable horizons and providing clues for further follow-up.
It is recommended that a Phase I program of geological mapping, sampling and prospecting be undertaken to further define areas of potential interest. This will cost some $3,200. An additional $5,000 of further geological investigation will follow a successful Part I. Continuing work will involve a detailed airborne EM geophysics programme and follow-up, costing approximately $40,000 for the claims.

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2. INTRODUCTION

Following all the recent exploration activity in the region and after careful research isolating local potential for Cu-Ni-Pd-Pt deposits, Twin Ventures Ltd. focussed on a poorly explored belt of intrusive ultramafic rocks extending northwest from just north of Hope, BC. This belt was the fourth most productive Nickel-Copper area in Canada (After Sudbury, Ontario; Thompson, Manitoba; and Lynn Lake, Manitoba). Considerable initial work was undertaken on the ground covered by the RITZ claims to ensure that favourable geology and anomalies existed.

In late 2002 the RITZ claims were staked and sold to Twin Ventures Ltd. These claims form the basis for this report. 2.1 Disclaimer This report was initiated by David Deering, President of Twin Ventures Ltd. to evaluate the area of the claims and to recommend an exploration program to develop its mineral prospects and to be filed with the appropriate regulatory bodies.
In order to write the report, the area, which is well mineralised, was researched and several trips were undertaken to various areas to gain a better understanding. The report includes the initial prospecting and preliminary geological work completed by Mr. Nicholson, P.Geo., FRGS, on the claims and surrounding property.

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3. Property Description And Location

The Property is located east of Lillooet Lake and 25 kilometres southeast of Pemberton in south-western British Columbia (Figure 1, UTM Zone 10, Map Sheets M092J0 8W, M092J01W) and has been further opened by logging operations which provide new access to the region. This has enabled the claims to be staked and made them more accessible for prospecting. Logging roads are found on the west, south and north of the claim group and open some 90% of it to vehicle supported exploration. Permitting for initial exploration work has already been obtained. The Property consists of 20 unpatented two post mineral claims and one unpatented four post mineral claim representing 40 units that have been staked and recorded and occur in the Lillooet mining division. The claims are contiguous. The complete list of claims delineating the interests of Twin Ventures Ltd. is found below and the claims are displayed on Figure 2.

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Table 1. lillooet lake RITZ Claims
Claim
Name Units Record # Expiry Date Map Sheet Locator Agent for *
Ritz 20   398116 Nov. 3, 2003 M092J01W & M092J08W G. Barton Self
Ritz 1 11 398117 Nov. 3, 2003 M092J08W G. Barton Self
Ritz 2 1 398118 Nov. 3, 2003 M092J08W G. Barton Self
Ritz 3 1 398119 Nov. 4, 2003 M092J08W G. Barton Self
Ritz 4 1 398120 Nov. 4, 2003 M092J08W G. Barton Self
Ritz 5 1 398121 Nov. 4, 2003 M092J08W G. Barton Self
Ritz 6 1 398122 Nov. 4, 2003 M092J08W G. Barton Self
Ritz 7 1 398123 Nov. 4, 2003 M092J08W G. Barton Self
Ritz 8 1 398124 Nov. 4, 2003 M092J08W G. Barton Self
Ritz 9 1 398125 Nov. 4, 2003 M092J08W G. Barton Self
Ritz 10 1 398126 Nov. 4, 2003 M092J08W G. Barton Self
Ritz 11 1 398127 Nov. 4, 2003 M092J08W G. Barton Self
Ritz 12 1 398128 Nov. 4, 2003 M092J08W G. Barton Self
Ritz 13 1 398129 Nov. 4, 2003 M092J08W G. Barton Self
Ritz 14 1 398130 Nov. 4, 2003 M092J08W G. Barton Self
Ritz 15 1 398131 Nov. 4, 2003 M092J08W G. Barton Self
Ritz 16 1 398132 Nov. 4, 2003 M092J08W G. Barton Self
Ritz 17 1 398133 Nov. 4, 2003 M092J08W G. Barton Self
Ritz 18 1 398134 Nov. 4, 2003 M092J08W G. Barton Self
Ritz 19 1 398135 Nov. 4, 2003 M092J08W G. Barton Self
Ritz 20 1 398136 Nov. 4, 2003 M092J08W G. Barton Self
TOTAL 40 UNITS

In British Columbia, each unit equals 25 hectares.

* These claim titles have since been transferred to David Deering, holding the claims as President of and for Twin Ventures Ltd. All claims staked in British Columbia require $100 worth of assessment work to be undertaken in Years 1 and 2, followed by $200 per claim per year thereafter. There are no known environmental concerns or parks designated for any area contained within the claims. Lillooet Lake has limited recreational uses and it has no official designation. The region is principally logged.

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The property has no encumbrances. As advanced exploration proceeds there may be bonding requirements for reclamation.
Twin Ventures Ltd. has acquired outright for a total cost of $2,500 U.S., a 100% interest in the property subject to a 2.5% Net Smelter Royalty.

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4. Access, Climate, and Physiography, Local Resources and Infrastructure

The Ritz Ni-Cu-PGE property lies just off a paved highway immediately northeast of the bend in Lillooet Lake, in British Columbia's southern Coast Mountains. The property is less than 25 km southeast of the town of Pemberton, and approximately 115 km NNE of Vancouver. It can be accessed by two wheel drive vehicle in about 3 hours from Vancouver via the Sea-to-Sky Highway 99: north along Howe Sound from Vancouver's North Shore to Squamish, and then through the winter resort town of Whistler to Pemberton. Pemberton is a fullyserviced community of some 3,000 people and through which the BC Rail mainline runs as does major power transmission.

Local access to the property is gained from a system of well maintained logging roads leading up Twin One Creek from the paved Duffey Lake road near the eastern shore of Lillooet Lake. Access to the highest parts of the property, and to the peaks and ridges to the east, is only practical via helicopter, but a year-round helicopter base in nearby Pemberton is only 15 minutes flight-time away. Lillooet Lake is at an elevation of about 500 feet, and the ridge tops and peaks near the east side of the property are in excess of 7000 feet, so the intervening slopes are commonly steep. Lower slopes heavily forested and mantled by thick glacial drift and colluvium, although local cliffs and creek canyons afford good rock exposure. The relatively recent clear-cut logging in Twin One Creek has also created and provided access to some new bedrock exposures along the lower slopes. On the higher slopes, tree line varies in elevation from about 5000 to 6000 feet, and bedrock exposure is generally excellent. Park infrastructure in the area is long established and unlikely to change. A few parks and recreational sites are within about 10 km of the property (Stein Valley to the southeast; Garibaldi to the southwest, and Joffre Lakes to the north-northeast), but all the RITZ claims PAGE 11 creeks in the watersheds underlying the Ritz property drain toward Lillooet Lake and therefore away from the park boundaries. All the major drainages flow year round as do many subsidiary creeks. As well the area is set aside for industrial (logging, mining) purposes.

The vegetation is typical rain forest found on the coastal-interior ranges of British Columbia. There is a mix of cedar, hemlock, spruce trees with alder, willow and cottonwood on old roads and poorly drained areas. Undergrowth brush is typical with salal, devil's club and assorted berry bushes. Climate is subtly changed from the lower mainland area with longer, colder winters and warmer summers. The most snow observed on the tops of the hills was 4 metres in late January.

Lillooet Lake is an active logging region with plenty of heavy equipment and operators available for hire. Most live in Pemberton, Lillooet, Whistler or Squamish. All these population centres totalling almost 30,000 people are within a one to two hour drive of the project and provide all amenities including police, hospitals, groceries, fuel, helicopter services, hardware and other necessary items. Drilling companies are present in communities nearby while assay facilities are located in Vancouver.

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5. Property History

The Ritz claims were staked following initial field investigations (nine days total) of several unexplained Ni-Cu regional geochemical survey (RGS) stream sediment anomalies in the area. Extensive research uncovered no previous property-scale work that had been done in the immediate area of the claims. As well there are no recorded mineral occurrences or reports of assessment work in the watersheds from which the anomalous samples were collected (c.f., B.C. Minfile). The nearest Assessment Report (12455; Sookochoff and Butler 1984) is from about 3-5 km north of the belt, where RGS samples have dissimilar signatures. The work described by Sookochoff and Butler (1984) was minor, and mentions an occurrence of anomalous Cu and Au in a shear zone within a pluton of felsic to intermediate composition.

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6. Geochemical and Geological Setting

The anomalous RGS samples which led to the staking of the Ritz property were first noted during research into the exploration potential of the northern extension of the East Harrison Lake Belt, a belt of rocks south-southeast of the property which has been the focus for recent exploration of Giant Mascot-type Ni-Cu-Co-Cr (PGE) deposits. The anomalous RGS samples are multi-element and they have a well-developed geochemical signature (Ni-Cu-Co-Cr) that is indicative of a source which includes mafic-ultramafic rocks and(or) magmatic sulphides. All of the samples are highly anomalous in Ni (500-800 ppm), said Ni values are among the highest in the RGS database in southwestern B.C.; they exceed any in the East Harrison Lake Belt, which contains both abundant maficultramafic rocks and the Giant Mascot deposit itself. Values in Cu (in the order of 50 ppm), Co (from 38-60 ppm), and Cr (2000-3000 ppm) are supportive of the Ni values, and three of four samples are also highly anomalous in As (all but one between 10 and 22 ppm).

N.B. Elemental abbreviations - as found on periodic tables - are used throughout Ni=nickel, Cu=copper, Co=cobalt, Cr-chromium, As=arsenic, PGE=platinum group elements (incl. platinum, palladium, rhodium, etc.). Initially, the uncertainty regarding the anomalies was that the area sourced by the stream sediment samples is shown on regional maps as being underlain entirely by Late Cretaceous felsic or intermediate plutonic rocks, which are an unlikely source for the distinctive Ni-Cu-Co-Cr geochemical signature. Indeed, an afternoon of helicopter reconnaissance work confirmed that the upper reaches of the source drainages are underlain almost exclusively by felsic to intermediate plutonic rocks, with only very local, metre-scale, rusty-weathering dykes (or possibly local screens of metamorphic rock). In addition, RGS samples from the RITZ claims PAGE 14 upstream parts of two of the four creeks are not anomalous in elements indicative of a magmatic Ni-Cu-Co sulphide source. Together with the fact that two of the anomalous drainages are less than 5 km long, this evidence strongly suggests that the belt of rocks from which the anomalous geochem is sourced lies very close to Lillooet Lake. Since the regional strike of the geology is northwestsoutheast, and because the creeks on the property flow southwesterly and orthogonal to this trend, the likelihood is that the anomalies are sourced by a northwesterly trending belt of rocks. On the basis of the geochemistry, the inferred minimum strike length of the belt sourced by the drainages is 10 km, and it may be as much as 15 km in length. In spite of the fact that only plutonic rocks are shown on regional geologic maps of the area (Figure 3), it is not unsurprising that mafic-ultramafic intrusive rocks, the potential hosts to magmatic Ni-Cu-Co (PGE) deposits, could exist in the area.

Although the East Harrison Lake Belt, as defined (c.f., Ash 2002), lies more than 50 km to the SSE along the regional structural trend, recent regional geologic mapping suggests that stratigraphic sequences correlative with the Harrison Lake Belt underlie the areas on either side of Lillooet Lake (Journeay and Monger 1994). In addition, one of the sequences, the Chism Creek Schist, is correlated with the Settler Schist to the south in the Harrison Lake area, and the Settler Schist is the host for the Giant Mascot mafic-ultramafic complex and its contained sulphide deposits.

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7. Regional Geophysics

The area of the claims has been covered by a Geological Survey of Canada airborne magnetometer survey (Figure 4), which highlighted certain broad, anomalous magnetic features. These magnetic "thumb print" features are very similar to "thumb print" signatures related to similar massive sulphide deposits in Canada including those Cu-Ni-PGE found immediately north of the Pacific Nickel mine area. The ore pods of the Pacific Nickel Mine are located along the south-western edge of the elliptical magnetic anomaly associated with the mine area's ultramafic intrusion. Therefore, a logical initial exploration approach has been to follow-up these areas with similar geophysical imprints in the area of the claims.

These surveys, while yielding broad indicative clues, are over 30 years old and new technology has greatly improved signal response and reduction of noise. As well, some new survey systems are engineered specifically for the locating of massive sulphide deposits.

7.1 Geophysics of Claims

No ground geophysical surveying has been reported for the Property. Local testing with hand magnets of the pyrrhotite demonstrates its magnetic character. Some ground magnetic surveying has been reported in assessment reports on nearby claims. It is apparent from the government reports and the observations in the field that the mineralization will be detectable by geophysical methods. With respect to the advance of airborne geophysical systems, the AEROTEM System which has been reported as being able to detect disseminated as well as massive sulphides, would be very advantageous to the further exploration of this projects target.

RITZ claims PAGE 16

AEROTEM is a helicopter-borne time-domain EM (TEM) system, designed to provide maximum EM response to discrete, conductive bodies, and suppress the responses from overburden and weakly conductive host rock. The coil configuration - coincident-loop or "in loop" coil geometry (the receiving coil is situated centrally within the transmitting coil) has produced the same desirable response characteristics in ground surveying TEM systems over the past 15 years. This configuration permits electric currents generated by the primary (transmitted) electromagnetic signal in the overburden and country rock to disperse outward away from the receiving coil while the electric currents confined to the conductive target to maintain good coupling with the receiving coil. This results in a great reduction of background "noise" and a sharper geophysical footprint over a wider range of conductive targets. This combined with the rigidity of the "loop in loop" system (versus a towed "bird") which reduces airframe noise, permit much weaker anomalies to be resolved. Airborne IP has been hinted at as possible in the measuring of resistivity in standard AEM surveys. The IP effects of the loop in loop system has been demonstrated in ground TEM surveys in southeast Asia. This suggests that the AEROTEM survey has an ability to detect the IP effect from an airborne system.

RITZ claims PAGE 17

8. Recent Exploration Work

Six man days of initial reconnaissance surveys, prospecting and geological traverses were undertaken along the roads and drainages within the claims and immediately surrounding terrain. A total of 17 rock samples were collected and submitted for geochemical analysis at Acme Analytical Labs in Vancouver, BC. Following receipt of favourable results, three man days of helicopter support follow-up boulder prospecting on the Twin One logging road system confirmed that the lower slopes above Lillooet Lake may well be underlain, at least in part, by sulphide-bearing mafic-ultramafic rocks (see Appendix I). Several of the boulders contain abundant up to 5% sulphides, mainly pyrrhotite, local chalcopyrite, pyrite, and contain anomalous values in Ni, Cu, Co, Cr, Pt, Pd and Au. It should be noted that although the grades are sub-economic, the results (Appendix 2, Figure 5) are encouraging. In fact these results would be considered exciting in the much more intensively prospected East Harrison Lake Belt to the south.

In particular, samples LL1, LL6, LL7, LL13 and LL14 are highly anomalous in Cu and LL1 also returned the highest Au value while LL6 and LL7 returned the highest Pd values. Samples LL2, LL10, LL14 and LL18 had the highest Ni values and LL14 was also the highest Co. Cr was markedly higher in LL9, LL10, LL11, LL14, and LL18. Aside from LL1, LL6, LL7, LL10 and LL13 returned appreciable Au values for this geologic environment. Geochemistry obviously works well in this region and is an invaluable exploration technique.

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9. Satellite Interpretation

Satellite images were acquired for the area encompassed by the claims in order to better assess access and logistics and to search for structural clues to aid in the search for mineral deposits. The data collected for the property areas originated from satellite photos taken October 5, 2001.

The most prevalent feature is the multiple intersections of primarily (Figure 6) north-south lineaments with more east-west to northeast-southwest lineaments. This is particularly evident on the Ritz claim block. These lineaments could represent geological contacts, faults, or some other form of break. They all signify areas to focus in on, particularly at intersections.

RITZ claims PAGE 19

10. Conclusions

As at the Giant Mascot mine in the southern part of the East Harrison Lake Belt (e.g., Pinsent 2002), it is possible that massive sulphide-bearing mafic-ultramafic host rocks are preserved as a large pendant or screen within much younger plutonic rocks (present in the upper reaches of Twin One and Twin Two creeks and shown as underlying property on regional geologic maps). Such a target on the Ritz claims is considered very attractive, not only because of the geochemistry and inferred geological continuity, but also because of the implied (and apparent) lack of previous exploration. Other than the recently staked Ritz claims, no mineral claims in good standing exist on the east side of lake, and no Minfile occurrences have been recorded. Prospecting of boulders on the Twin One logging road system has shown that mafic and ultramafic rocks exist on the property and they contain at least local Cu and Ni sulphides. Visual reconnaissance of cliffs above the lower canyon of Twin Two Creek has also shown that there is an extensive area of intense gossan coincident with the belt from which the anomalous geochemistry and the mafic-ultramafic boulders are apparently derived. Furthermore, compassing problems encountered while staking claims indicate that there is at least a locally significant concentration of magnetic minerals, possibly Fe sulphides, in the vicinity of where the geochemical anomalies were sourced.

Further work is required to fully evaluate the claims.

RITZ claims PAGE 20

11. Recommendations for Exploration

The Ritz property is at an early stage of exploration. Access is straightforward and the lower parts of the property can be worked for much of the year. A staged series of shorter programs is most likely the approach to take. After each of these programs, the approach should be evaluated and a new set of recommendations put forward. Initially, the property still requires reconnaissance geology and prospecting to better establish the presence and position of the rocks of exploration interest. If cover prevents this, it may be worthwhile to consider flying an airborne geophysical survey, with (magnetics, EM, and perhaps radiometrics), to help determine and guide any recommended follow-up work. If the geochemistry is correct, and the belt of potential host rocks is as long as 10 or 15 km, strong consideration should be given to staking more claims early in the initial program.

RITZ claims PAGE 21

12. BUDGET

The initial phase of exploration for the claims will consist of detailed geological mapping of all roads within and buttressing the claims and silt sampling of every drainage or draw (soil sampling if necessary). This work is important in establishing the base and anomalous geochemical values and the structural implication of the drainages as faults or contacts.
The Phase I budget will cover initial geological mapping; silt (soil if necessary) geochemical sampling of defined drainages; and prospecting. It is estimated to cost $3,200 as described below. All figures in US dollars.

Budget - Phase I

Geologist 3 day @ $300/day $ 900
Geotechnician 3 days @ $150/day $ 450
Equipment rental 1 x 4 wheeldrive vehicle $ 150
Fuel, Food, Field Supplies $ 200
Assays 60 @ $10 each $ 600
Report $ 600
Filing Fees $ 300
Total $ 3,200

Budget - Phase II

Follow-up Geochem and Detailed Geology $ 5,000 RITZ claims PAGE 22 Phase III Following successful geological mapping, sampling and prospecting of Phase I and II, it is recommended that a Phase III exploration program be undertaken utilizing a helicopter equipped, deep penetrating airborne EM system (such as AeroTem) to conduct a detailed geophysical survey of the target areas to further refine the targets. Detailed grid establishment followed by geological mapping and geochemical surveying would be conducted prior to diamond drilling (Phase
III).
Budget - Phase III
1. Airborne EM Survey 100 line km @ $150/km $ 15,000
2. Follow-up geological surveys $ 25,000
GRAND TOTAL - PHASE III $ 40,000
RITZ claims PAGE 23

13. Statement Of Qualifications

I, LAURENCE STEPHENSON, of 1136 Martin St., White Rock, BC V4B 3W1 hereby certify that:

1. I am a graduate of the Carleton University, Ottawa, Ontario, Canada with a Bachelor of Science degree in Geology (1975) and of York University, Toronto, Ontario, Canada with a Masters of Business Administration degree (1985);
2. I have worked as Geologist for over 33 years;
3. I have worked as the District Geologist for Duval International Corporation (later renamed Battle Mountain Gold) and as a geological and financial consultant to First Marathon Securities, Yorkton Securities, BGO Securities and several other Securities firms evaluating mining properties and as a consultant and President of Kokanee Explorations Ltd (now Standard Mining), as a consultant and director of Glencairn Explorations, as a consultant and Vice President of Golden Chief Explorations, and as President of GeoFin Inc. consulted for several other companies writing reports for their use and am therefore qualified to write this report and recommend the proposed exploration program and budget in this report;
4. I am a member of the Association of Professional Engineers of Ontario (P.Eng. #44347508).
5. I visited the property specifically on November 30, 2002 along the accessible logging roads.
6. I am responsible for this report and the opinions expressed herein.
7. There are no material facts or material changes in the subject matter of this report that would mislead the reader.
8. I have no interest, direct or indirect, in the properties or shares of Twin Ventures Ltd., nor do I expect to receive any.
9. I have no prior involvement with this property and this technical report has been prepared in compliance with securities' policy.
12. I hereby grant my permission for Twin Ventures Ltd. to use this report for any corporate use normal to the business of the Company. Dated at Vancouver, BC, this _____th day of __________ , 2003. Laurence Stephenson P. Eng.

RITZ claims PAGE 24

14. References Ash, C. 2002. Geology of the East Harrison Lake Belt, southwestern British Columbia; British Columbia Ministry of Energy and Mines, Geological Fieldwork 2001, Paper 2002-1, pp. 197-209.
Geological Survey of Canada, 1972, Airborne Magnetic Survey maps 8545G and
8546G.
Journeay, J.M., and Monger, J.W.H. 1994. Guide to the geology and tectonic evolution of the southern Coast Mountains; Geological Survey of Canada, Open File 2490, 77 p.
Sookochoff and Butler 1984 RITZ claims PAGE 25

Appendix I: Rock Sample descriptions

RITZ claims PAGE 26

SAMPLE # DESCRIPTION

LL1 Gossanous, sheared metasediment, minor vugs filled with coarse pyrite, chalcopyrite, dark blue colour, road cut outcrop
LL2 Hanging wall, 2 metres further up road from LL1, gossanous 2-3% disseminated sulphides
LL3 10 metres further along road, altered metasediment trace disseminated pyrite, specular hematite
LL4 Contact mafic intrusive, medium grained
LL5 Coarse grained, dark green pyroxenite, 2% disseminated pyrite
LL6 Coarse grained, dark green fractured pyroxenite, 3-4% disseminated pyrite, chalcopyrite; calcite along fractures, minor rusty weathering
LL7 Altered hornblendite, medium grained, green-black specular hematite, 2-3% disseminated pyrite
LL8 Mafic intrusive, trace sulphides
LL9 Deep purple/blue colour, serpentinized, sheared hornblendite?
LL10 Deep purple/blue colour, serpentinized, sheared hornblendite?, 3-5% disseminated sulphides
LL11 Deep purple/blue colour, serpentinized, sheared hornblendite?, 3-5% disseminated sulphides
LL12 Coarse grained pyroxenite
LL13 Serpentized dark blue, gossanous metasediment, minor quartz/calcite, 2-3% disseminated py, cpy, occasional bleb L14 Serpentized dark blue, gossanous metasediment, minor quartz/calcite, 2-3% disseminated py, cpy, occasional bleb L17 Altered mafic intrusive, medium coarse grained
L18 Altered mafic intrusive, medium coarse grained
L19 Altered mafic intrusive, medium coarse grained
NB LL denotes Lillooet Lake. All sample locations are plotted on Figure 5

RITZ claims PAGE 27

Appendix II: Analytical Results